Form 10-K, Exhibit 13
period 2001-12-31
PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 2002-05-08
CIK 315256

Exhibit 13.4





                          2001 Annual Report

       Public Service Company of New Hampshire and Subsidiaries

                                 Index


Contents                                                           Page
--------                                                           ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................         1

Report of Independent Public Accountants....................        11

Consolidated Statements of Income...........................        13

Consolidated Statements of Comprehensive Income.............        13

Consolidated Balance Sheets.................................      14-15

Consolidated Statements of Common Stockholder's Equity......        16

Consolidated Statements of Cash Flows.......................        17

Notes to Consolidated Financial Statements..................        18

Selected Consolidated Financial Data........................        38

Consolidated Quarterly Financial Data (Unaudited)...........        38

Consolidated Statistics (Unaudited).........................        39

Bondholder Information......................................     Back Cover



Public Service Company of New Hampshire and Subsidiaries

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

Financial Condition
-------------------

Overview
--------

Public Service Company of New Hampshire (PSNH or the company), is a wholly owned subsidiary of Northeast Utilities (NU) and is part of the Northeast Utilities system (NU system). PSNH's earnings before preferred dividends totaled $81.8 million in 2001, compared with a loss of $146.7 million in 2000 and earnings of $84.2 million in 1999. The PSNH results included an after-tax gain of $15.5 million associated with the Millstone sale in 2001 and an after-tax $214.2 million extraordinary charge associated with electric industry restructuring in 2000. Management expects operating results at PSNH to continue to decline in 2002, reflecting the effects of a full year of electric utility restructuring.

Future Outlook
--------------

During 2000, PSNH and the state of New Hampshire were able to reach a settlement regarding restructuring, which was subsequently approved by the New Hampshire Public Utilities Commission (NHPUC). The "Agreement to Settle PSNH Restructuring," (Settlement Agreement) ended several years of uncertainty related to restructuring and the recovery of stranded costs for PSNH and the state of New Hampshire. On May 1, 2001, PSNH implemented industry restructuring allowing its customers to begin choosing their electric suppliers (competition day). On that date, PSNH's customers received an overall rate reduction of more than 10 percent, in addition to the 5 percent reduction they received on October 1, 2000.

In April 2001, legislation was passed in the state of New Hampshire, related to transition and default service and the sale of generation assets by PSNH that effectively amended the previously approved Settlement Agreement. The legislation requires PSNH to supply transition service to its residential and small commercial customers until at least February 1, 2006, and requires that transition service be provided at fixed rates for certain classes of customers until February 1, 2004. The legislation also requires PSNH to delay the sale of its fossil and hydroelectric generation assets until no sooner then February 1, 2004.

PSNH will initially supply transition and default service from its generation assets, and when necessary, through supplemental power purchases. PSNH will use the net revenues from the sale of transition and default service to recover non-securitized stranded costs when those revenues exceed service costs. PSNH will be permitted, subject to NHPUC review, to defer and recover as non-securitized stranded costs, generation service costs in excess of transition and default service revenues. As a result of the Settlement Agreement and the legislation passed in April 2001, PSNH expects that its financial performance will be relatively stable and predictable in 2002, absent any unexpected significant adverse events.

Liquidity
---------

The year 2001 was marked by tremendous inflows of cash into the NU system and PSNH as a result of the securitization of stranded costs and the sale of the Millstone units. PSNH's liquidity benefited from the issuance of $525 million in rate reduction bonds and the receipt of approximately $25 million from the sale of the Millstone units. The largest share of the proceeds was used for buydown of the Seabrook Power Contracts. Capital lease obligations declined to $110.3 million at the end of 2001 from $629.2 million at the end of 2000. PSNH's long-term debt other than rate reduction bonds decreased to $407.3 million at the end of 2001 from $431.6 million at the end of 2000. PSNH also repaid all of its preferred stock in 2001.

PSNH paid approximately another $50 million in December 2001 to buyout other purchased-power contracts and issued an equivalent amount of rate reduction bonds in January 2002, to pay for those costs. PSNH continues to negotiate buyout or buydown arrangements with other plant operators and may require additional funds if successfully renegotiated agreements are approved by the NHPUC and result in upfront payments.

The remaining proceeds were used primarily to return equity capital to NU parent. Including both return of capital and common dividends, PSNH paid $287 million to NU parent in 2001.

On December 19, 2001, PSNH refinanced $287.5 million of tax-exempt pollution control revenue bonds by issuing $109 million of insured lower fixed-rate bonds and $178.5 million of insured variable-rate bonds. At current rates, that refinancing is expected to save PSNH in excess of $10 million annually.

Including capital lease obligations, but excluding rate reduction bonds, as these bonds are nonrecourse to PSNH, PSNH's capitalization ratio was 63.7 percent debt and 36.3 percent common equity at the end of 2001, compared with
64.4 percent debt, 1.5 percent preferred securities and 34.1 percent common equity at the end of 2000. The improved capitalization ratio and lowered overall risk profile resulted in a series of upgrades of the NU system securities through 2001. At the end of 2001, senior debt ratings on PSNH's securities were A3, BBB+ and BBB. Overall, these ratings were the highest for PSNH securities in decades and those ratings are expected to continue to enhance PSNH's access to low-cost capital.

PSNH's net cash flows provided by operating activities increased to $251.2 million in 2001, compared with $190.9 million in 2000 and $199.2 million in 1999. In 2001, cash flows provided by operating activities, increased primarily due to the tax impact of the buydown of the Seabrook Power Contracts. The level of common dividends totaled $27 million in 2001, as compared to $50 million in 2000 and no common dividends in 1999. The level of preferred dividends decreased to $1.3 million in 2001, compared with $4 million in 2000 and $6.6 million in 1999, reflecting PSNH's reduced preferred stock outstanding. PSNH currently forecasts construction expenditures of up to $110 million for the year 2002.

Over the coming years, PSNH is expected to pay out most of its earnings in the form of dividends to the parent company. There may also be an additional dividend to NU near the end of 2002, depending on the amount of cash received as a result of the sale of Seabrook.

Beyond 2001, management expects that current debt levels at PSNH may decline, contingent upon the results of the sale of North Atlantic Energy
Corporation's (NAEC) share of Seabrook.

Capital investments in electric utility plant at PSNH totaled $92.6 million in 2001, as compared to $69.5 million in 2000. The company anticipates no material increase in capital expenditures in the next several years.

Restructuring and Rate Matters
------------------------------

On May 1, 2001, PSNH implemented industry restructuring allowing its customers to begin choosing their electric suppliers (competition day). They also received an overall reduction of more than 10 percent, in addition to the 5 percent reduction they received on October 1, 2000.

On May 22, 2001, the Governor of New Hampshire signed a bill modifying the state's 1996 and 2000 electric utility industry restructuring laws. The revisions delay the sale of PSNH's fossil and hydroelectric generation assets to no sooner than 33 months after restructuring takes effect, or February 1, 2004. The revisions also fixed the charges retail customers will pay PSNH for electric supply, or transition service.

PSNH and NAEC have entered into two contracts where PSNH is obligated to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook. The 2001 amended restructuring bill requires the NHPUC to complete the sale of NAEC's share of Seabrook in an expeditious manner. In late 2001, the NHPUC and the Connecticut Department of Public Utility Control named J.P. Morgan as the selling agent for all owners seeking to sell their Seabrook shares. Those owners, which include NAEC with its 35.98 percent share, collectively own approximately 88 percent of Seabrook. J.P. Morgan expects to consummate the sale in late 2002. NAEC's proceeds will be used to repay all $90 million of NAEC's outstanding debt and return all NAEC's equity, which totaled $35 million as of December 31, 2001, to NU. Following the sale of NAEC's share of Seabrook, the Seabrook Power Contracts will be terminated. PSNH will use these proceeds to more quickly amortize stranded costs.

On October 10, 2000, NU reached an agreement with an unaffiliated joint owner of Seabrook under which that joint owner would include its aggregate 15 percent ownership share of Seabrook in the upcoming sale. Under the terms of the agreement, in the event that the sale yields proceeds for that joint owner of more than $87.2 million, NU and that joint owner would share the excess proceeds. Should those sales proceeds be less than $87.2 million, NU would make up the difference below that amount up to a maximum of $17.4 million. The agreement also limits any top-off amount required to be funded by that joint owner for decommissioning as part of the sale process at the amount required by the Nuclear Regulatory Commission regulations.

For further information regarding commitments and contingencies related to restructuring, see Note 10A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Regional Transmission Organization
----------------------------------

The Federal Energy Regulatory Commission (FERC) has required all transmission owning utilities, including PSNH, to voluntarily start forming regional transmission organizations (RTO) or to state why this process has not begun. In July 2001, the FERC stated that the three existing Northeastern Independent System Operators (ISO) (PJM, New York and New England) should work together to form one RTO. The FERC initiated a mediation effort between all interested parties to begin the process of forming such an entity.

NU has been discussing with the other transmission owners in the three pool area the potential to form an Independent Transmission Company (ITC). The ITC would be a for-profit entity and would perform certain transmission functions required by the FERC including tariff control, system planning and system operations. The remaining functions required by the FERC would be performed by the ISO and deal with the energy market and short-term reliability. Together, the ITC and ISO form the FERC desired RTO.

In January 2002, the New York and New England ISOs announced their intention to form an RTO. NU is working with the other transmission owners in these two power pools to create an ITC. The agreements needed to create the ITC and to define the working relationships among the ISO, the ITC and the transmission owners should be created in 2002 and will allow the ITC to begin operation shortly thereafter. The ITC and/or ISO will have the responsibility to collect the revenue requirements of each transmission owning entity from the market place through FERC approved tariffs. The creation of the ITC and/or RTO will require a FERC rate case and the impact on NU's return on equity as a result of this rate case cannot be estimated at this time.

Nuclear Plant Performance and Other Matters
-------------------------------------------

Seabrook: Seabrook operated at a capacity factor of 85.9 percent in 2001. After returning from a scheduled refueling outage in January 2001, Seabrook operated at a capacity factor of 93.4 percent. Seabrook is scheduled to undergo a refueling outage in the spring of 2002. PSNH is obligated to purchase the capacity and output from NAEC's 35.98 percent joint ownership in Seabrook under the Seabrook Power Contracts.

Vermont Yankee: In August 2001, the owners of Vermont Yankee announced they would sell the unit to an unaffiliated company for $180 million, including $145 million for the plant and materials and supplies and $35 million for the nuclear fuel. PSNH owns 4 percent of the unit, and under the terms of the sale, will continue to buy 4 percent of the plant's output through March 2012 at a range of fixed prices. The sale requires several regulatory approvals and is scheduled to close during the first half of 2002.

Millstone: On March 31, 2001, PSNH, The Connecticut Light and Power Company and Western Massachusetts Electric Company sold their ownership interests in Millstone 3 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI).

Nuclear Decommissioning
-----------------------

In connection with the aforementioned sale of the Millstone units, DNCI has agreed to assume responsibility for decommissioning those units.

For further information regarding nuclear decommissioning, see Note 11, "Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements.

Spent Nuclear Fuel Disposal Costs
---------------------------------

The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent nuclear fuel on January 31, 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. PSNH has the primary responsibility for the interim storage of its spent nuclear fuel prior to divestiture of its remaining operating nuclear units, Seabrook and Vermont Yankee, as well as the three nuclear units currently undergoing decommissioning, Connecticut Yankee, Maine Yankee and Yankee Rowe.

For further information regarding spent nuclear fuel disposal costs, see Note 10C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Other Matters
-------------

Critical Accounting Policies: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and at times difficult, subjective or complex judgments. Accounting policies related to the recoverability of certain regulatory assets and the assumptions used in developing the pension and postretirement benefit obligations are the accounting principles that management believes are critical and could have a significant impact on PSNH's consolidated financial statements.

     Regulatory Assets: The accounting policies of the NU system's regulated operating companies historically reflect the effects of the rate-making process in accordance with Statement of Financial Accounting and Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Through its cost-of-service rate regulated transmission and distribution business, PSNH is currently recovering its investments in long-lived assets, including regulatory assets, and management believes that the application of SFAS No. 71 to that portion of their business continues to be appropriate. Management must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, it is determined that any portion of these investments is no longer recoverable under SFAS No. 71, that portion would be written off. Such a write-off could have a material impact on PSNH's consolidated financial statements. Management currently believes that all long-lived assets, including regulatory assets, are recoverable.

     Pension and Postretirement Benefit Obligations: PSNH participates in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees and also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status, and net periodic benefit credit or cost is based on several significant assumptions. These assumptions primarily relate to the application of a discount rate, expected long-term rate of return and other trend rates. If these assumptions were changed, the resultant change in benefit obligations, fair values of plan assets, funded status, and net periodic benefit credits or costs could have a material impact on PSNH's consolidated financial statements.

For further information regarding these types of activities, see Note 1G, "Regulatory Accounting and Assets," and Note 8, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Environmental Matters: The NU system, including PSNH, is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see
Note 10B, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 10, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments: Aggregated information regarding PSNH's contractual obligations and commercial commitments as of December 31, 2001, is summarized as follows:

-------------------------------------------------------------------------------
(Millions of Dollars)           2002    2003    2004     2005    2006    Totals
-------------------------------------------------------------------------------
 Notes payable to banks       $ 60.5  $   -   $   -    $   -   $   -     $ 60.5
 Capital leases                  0.4     0.4     0.4     0.4      0.3       1.9
 Operating leases                5.9     4.3     3.8     3.2      2.8      20.0
 Long-term contractual
   obligations                 151.6   154.7   159.0   160.3    154.8     780.4
-------------------------------------------------------------------------------
Totals                        $218.4  $159.4  $163.2   $163.9  $157.9    $862.8
-------------------------------------------------------------------------------

For further information regarding PSNH's contractual obligations and commercial commitments, see Note 3, "Short-Term Debt," Note 4, "Leases," and
Note 10E, "Long-Term Contractual Arrangements," to the consolidated financial statements.

Forward Looking Statements: This discussion and analysis includes forward looking statements, which are statements of future expectations and not facts including, but not limited to, statements regarding future earnings, refinancings, the use of proceeds from restructuring, and the recovery of operating costs. Words such as estimates, expects, anticipates, intends, plans, and similar expressions identify forward looking statements. Actual results or outcomes could differ materially as a result of further actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, developments in legal or public policy doctrines, technological developments, and other presently unknown or unforeseen factors.

RESULTS OF OPERATIONS
---------------------

The components of significant income statement variances for the past two years are provided in the table below.

                                         Income Statement Variances
                                           (Millions of Dollars)

                              2001 over/(under) 2000   2000 over/(under) 1999
                              ----------------------   ----------------------
                                 Amount     Percent       Amount    Percent
                                 ------     -------       ------    -------
Operating Revenues               ($120)       (9)%        $ 131        11%
                                 -----       ---          -----       ---
Operating Expenses:
Fuel, purchased and
  net interchange power           (140)      (16)           162        23
Other operation                      1         1             (5)       (4)
Maintenance                          9        19             (5)      (10)
Depreciation                        (4)       (9)            (4)       (8)
Amortization of regulatory
  assets, net                       20        43             11        31
Taxes other than
  income taxes                      (4)       (9)            (1)       (3)
                                 -----       ---          -----       ---
Total operating expenses          (118)      (10)          (158)       16
                                 -----       ---          -----       ---
Operating Income                    (2)       (1)           (27)      (16)
Other income/(loss), net            22        (a)             9        (a)
Interest expense, net               13        36             (5)      (13)
                                 -----       ---          -----       ---
Income before income
  tax expense                        7         7            (13)      (10)
Income tax expense                  (7)      (15)             4        10
                                 -----       ---          -----       ---
Income before
  extraordinary loss                14        21            (17)      (20)
Extraordinary loss                 214        (a)          (214)        -
                                 -----       ---          -----       ---
Net income/(loss)                $ 228        (a)         $(231)       (a)
                                 =====       ===          =====       ===
(a)  percent greater than 100.

Operating Revenues
Operating revenue decreased $120 million or 9 percent in 2001, primarily due to lower retail and wholesale revenues. Retail revenues decreased $75 million, primarily due to 5 and 11 percent rate decreases that were effective October 1, 2000 and May 1, 2001, respectively ($89 million), partially offset by higher retail sales ($14 million). Retail kilowatt-hour (kWh) sales increased 1.2 percent. Wholesale revenues decreased $43 million due to lower sales of capacity and energy.

Operating revenues increased by $131 million or 11 percent in 2000, primarily due to higher wholesale and retail revenues. Wholesale revenues increased by $128 million primarily due to higher wholesale energy and capacity sales. Retail revenues were higher primarily due to higher retail sales ($12 million), partially offset by a rate decrease as part of PSNH restructuring ($8 million). Retail kWh sales increased by 2.1 percent.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense decreased in 2001, primarily due to lower purchased power expenses and lower expenses from NAEC as a result of the buydown of the Seabrook Power Contracts.

Fuel, purchased and net interchange power expense increased in 2000, primarily due to higher wholesale energy sales.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses increased $10 million in 2001, primarily due to higher fossil and hydro expenses ($12 million) and higher transmission and distribution expenses ($2 million), partially offset by lower nuclear expenses ($2 million) and lower administrative and general expenses ($1 million).

Other O&M expenses decreased in 2000, primarily due to lower transmission and distribution expenses ($6 million) and lower fossil maintenance expenses ($5 million).

Depreciation
Depreciation expense decreased in 2001, primarily due to lower fixed assets resulting from the sale of Millstone unit three at the end of the first quarter 2001.

Depreciation expense decreased in 2000, primarily due to an increase in Distribution Plant depreciable lives.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 2001, primarily due to higher amortizations related to restructuring.

Amortization of regulatory assets, net increased in 2000, primarily due to the completion of the amortization of regulatory obligations related to net operating loss carryforwards in 1999 as a result of the Global Settlement.

Taxes Other Than Income Taxes
Taxes other than income taxes decreased in 2001, primarily due to lower New Hampshire franchise taxes in 2001.

There were no significant changes to taxes other than income taxes in 2000.

Other Income/(Loss), Net
Other Income/(loss), net increased in 2001 as a result of PSNH's sale of its ownership in Millstone 3.

Other income/(loss), net increased in 2000, primarily due to the 1999 settlement with the New Hampshire Electric Cooperative which resulted in a $6.2 million write-off in 1999.

Interest Expense, Net
Interest expense, net increased in 2001, primarily due to interest associated with the issuance of rate reduction bonds in 2001, partially offset by lower interest on long-term debt resulting from the retirement and refinancing of long-term debt.

Interest on long-term debt decreased in 2000, primarily due to refinancing of long-term debt to lower interest rates.

Income Tax Expense
Income tax expense decreased in 2001, primarily due to the additional investment tax credits amortization associated with Seabrook.

Income tax expense increased in 2000, primarily due to 1999 utilization of net operating loss carryforwards.

Extraordinary Loss
The extraordinary loss in 2000 is due to an after-tax write-off by PSNH of approximately $225 million of stranded costs under an industry restructuring settlement with the state of New Hampshire, combined with other positive effects relating to the discontinuation of SFAS No. 71 ($11 million).



-------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors
   of Public Service Company of New Hampshire:

We have audited the accompanying consolidated balance sheets of Public Service Company of New Hampshire and subsidiaries (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                             /s/ ARTHUR ANDERSEN LLP
                                                 ARTHUR ANDERSEN LLP



Hartford, Connecticut
January 22, 2002




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                              2001            2000           1999
-----------------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)


Operating Revenues.......................................$ 1,171,686     $ 1,291,332    $ 1,160,589
                                                         --------------  -------------- --------------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power............   713,668         853,563        691,743
     Other................................................   123,533         122,268        127,635
  Maintenance.............................................    56,276          47,429         52,481
  Depreciation............................................    39,741          43,873         47,695
  Amortization of regulatory assets, net..................    65,445          45,874         34,915
  Taxes other than income taxes...........................    38,375          42,321         43,409
                                                         --------------  -------------- --------------
    Total operating expenses.............................. 1,037,038       1,155,328        997,878
                                                         --------------  -------------- --------------
Operating Income..........................................   134,648         136,004        162,711
Other Income, Net.........................................    36,643          14,360          5,837
                                                         --------------  -------------- --------------
Income Before Interest and Income Tax Expense.............   171,291         150,364        168,548
                                                         --------------  -------------- --------------

Interest Expense:
  Interest on long-term debt..............................    30,201          37,510         42,728
  Interest on rate reduction bonds........................    20,721            -              -
  Other interest..........................................        22              47            547
                                                         --------------  -------------- --------------
    Interest expense, net.................................    50,944          37,557         43,275
                                                         --------------  -------------- --------------
Income Before Income Tax Expense..........................   120,347         112,807        125,273
Income Tax Expense........................................    38,571          45,256         41,064
                                                         --------------  -------------- --------------
Income Before Extraordinary Loss........................      81,776          67,551         84,209
Extraordinary loss, net of tax benefit
  of $155,783.............................................      -           (214,217)          -
                                                         --------------  -------------- --------------
Net Income/(Loss)........................................$    81,776     $  (146,666)   $    84,209
                                                         ==============  ============== ==============

STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss)........................................$    81,776     $  (146,666)   $    84,209
                                                         --------------  -------------- --------------
Other comprehensive (loss)/income, net of tax:
  Unrealized (losses)/gains on securities.................      (801)            133             70
                                                         --------------  -------------- --------------
Comprehensive Income/(Loss)..............................$    80,975     $  (146,533)   $      84,279
                                                         ==============  ============== ==============

The accompanying notes are an integral part of these financial statements.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------
At December 31,                                                     2001           2000
--------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash........................................................  $    1,479     $  116,482
  Receivables, less accumulated provision for
   uncollectible accounts of $1,737 in 2001
   and $1,869 in 2000.........................................      70,540         71,992
  Accounts receivable from affiliated companies...............      13,055          2,239
  Taxes receivable............................................        -            10,005
  Unbilled revenues...........................................      29,268         41,844
  Fuel, materials and supplies, at average cost...............      42,047         28,760
  Prepayments and other.......................................      10,211         14,783
                                                                ----------     ----------
                                                                   166,600        286,105
                                                                ----------     ----------
Property, Plant and Equipment:
  Electric utility............................................   1,447,955      1,506,168
  Other.......................................................       6,221          8,588
                                                                ----------     ----------
                                                                 1,454,176      1,514,756
     Less: Accumulated provision for depreciation..............    689,397        714,792
                                                                ----------     ----------
                                                                   764,779        799,964
  Construction work in progress................................     44,961         27,251
  Nuclear fuel, net............................................       -             1,924
                                                                ----------     ----------
                                                                   809,740        829,139
                                                                ----------     ----------
Deferred Debits and Other Assets:
  Regulatory assets............................................  1,046,760        924,847
  Nuclear decommissioning trusts, at market....................       -             7,362
  Other .......................................................     71,414         34,843
                                                                ----------     ----------
                                                                 1,118,174        967,052
                                                                ----------     ----------
Total Assets................................................... $2,094,514     $2,082,296
                                                                ==========     ==========

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------
At December 31,                                                2001          2000
------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks................................   $   60,500     $     -
  Notes payable to affiliated company...................       23,000           -
  Preferred stock - current portion.....................         -            24,268
  Obligations under Seabrook Power Contracts
    and other capital leases - current portion..........       24,164        537,528
  Accounts payable......................................       32,285         45,892
  Accounts payable to affiliated companies..............       18,727         54,008
  Accrued taxes.........................................        2,281            657
  Accrued interest......................................        9,428          4,962
  Other.................................................       25,164         13,112
                                                           ----------     ----------
                                                              195,549        680,427
                                                           ----------     ----------

Rate Reduction Bonds....................................      507,381           -
                                                           ----------     ----------

Obligations under Seabrook Power Contracts
  and Other Capital Leases..............................       86,111         91,702
                                                           ----------     ----------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes.....................      423,050        179,928
  Accumulated deferred investment tax credits...........       12,015         27,348
  Deferred contractual obligations......................       37,712         41,499
  Accrued pension.......................................       37,326         41,216
  Other.................................................       46,260         63,597
                                                           ----------     ----------
                                                              556,363        353,588
                                                           ----------     ----------
Capitalization:
  Long-Term Debt........................................      407,285        407,285
                                                           ----------     ----------

    Common stock, $1 par value - authorized
     100,000,000 shares; 388 shares outstanding
     in 2001 and 1,000 shares outstanding in 2000.......         -                 1
    Capital surplus, paid in............................      165,000        424,909
    Retained earnings...................................      176,419        123,177
    Accumulated other comprehensive income..............          406          1,207
                                                           ----------     ----------
  Common Stockholder's Equity...........................      341,825        549,294
                                                           ----------     ----------
Total Capitalization....................................      749,110        956,579
                                                           ----------     ----------
Commitments and Contingencies (Note 10)

Total Liabilities and Capitalization.....................  $2,094,514     $2,082,296
                                                           ==========     ==========

The accompanying notes are an integral part of these financial statements.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital                     Other
                                           Common      Surplus,    Retained    Comprehensive     Total
                                            Stock      Paid In     Earnings    Income/(Loss)      (a)
-----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

Balance at January 1, 1999.............     $ 1       $ 424,250    $ 252,912      $1,004       $ 678,167

  Net income for 1999..................                               84,209                      84,209
  Cash dividends on preferred stock....                               (6,625)                     (6,625)
  Capital stock expenses, net..........                     404                                      404
  Allocation of benefits - ESOP (b)....                              (10,558)                    (10,558)
  Other comprehensive income...........                                               70              70
                                            ---       ---------    ---------      ------       ---------
Balance at December 31, 1999...........       1         424,654      319,938       1,074         745,667

  Net loss for 2000....................                             (146,666)                   (146,666)
  Cash dividends on preferred stock....                               (3,962)                     (3,962)
  Cash dividends on common stock.......                              (50,000)                    (50,000)
  Capital stock expenses, net..........                     255                                      255
  Allocation of benefits - ESOP (b)....                                3,867                       3,867
  Other comprehensive income...........                                              133             133
                                            ---       ---------    ---------      ------       ---------
Balance at December 31, 2000...........       1         424,909      123,177       1,207         549,294

  Net income for 2001..................                               81,776                      81,776
  Cash dividends on preferred stock....                               (1,286)                     (1,286)
  Cash dividends on common stock.......                              (27,000)                    (27,000)
  Repurchase of common stock...........     (1)        (259,999)                                (260,000)
  Capital stock expenses, net..........                      90                                       90
  Allocation of benefits - ESOP (b)....                                 (248)                       (248)
  Other comprehensive loss.............                                             (801)           (801)
                                            ---       ---------    ---------      ------       ---------
Balance at December 31, 2001...........     $ -       $ 165,000    $ 176,419     $   406       $ 341,825
                                            ===       =========    =========     =======       =========

(a) The company has no dividend restrictions. However, the company has two tests it must meet before it can pay out any dividends. The most restrictive of which limits the company to paying out no greater than $99.6 million of equity at December 31, 2001.

(b) In June 1999, PSNH paid NU parent $10.6 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to PSNH. The amount in 2000 represents the remaining previously allocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these financial statements.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                         2001           2000          1999
------------------------------------------------------------------------------------------------------------
                                                                               (Thousands of Dollars)
Operating activities:
  Income before extraordinary loss .................................  $  81,776      $  67,551      $  84,209
  Adjustments to reconcile to net cash flows
   provided by operating activities:
    Depreciation....................................................     39,741         43,873         47,695
    Deferred income taxes and investment tax credits, net...........    195,422           (521)        (5,304)
    Net (deferral)/amortization of recoverable energy costs, net....    (21,234)       (35,886)        27,065
    Amortization of regulatory assets, net..........................     65,445         45,874         34,915
    Net other (uses)/sources of cash................................    (83,746)        43,412         38,601
  Changes in working capital:
    Receivables and unbilled revenues, net .........................      3,212         20,597          5,987
    Fuel, materials and supplies....................................    (13,287)         9,316         (1,434)
    Accounts payable................................................    (48,888)        23,110         22,307
    Accrued taxes...................................................      1,624        (33,048)       (49,385)
    Other working capital (excludes cash)...........................     31,095          6,646         (5,496)
                                                                     ----------      ---------      ---------
Net cash flows provided by operating activities.....................    251,160        190,924        199,160
                                                                     ----------      ---------      ---------
Investing Activities:
  Investments in regulated plant:
    Electric utility plant..........................................    (92,626)       (69,500)       (46,096)
    Nuclear fuel....................................................        (37)        (1,153)        (1,168)
                                                                     ----------      ---------      ---------
  Net cash flows used for investments in regulated plant............    (92,663)       (70,653)       (47,264)
  Investments in nuclear decommissioning trusts.....................       (137)          (686)          (678)
  Other investment activities, net..................................    (30,906)         2,268          2,214
  Net proceeds from the sale of utility plant.......................     24,888            -             -
  Buyout of IPP contract............................................    (48,164)           -             -
                                                                     ----------      ---------      ---------
Net cash flows used in investing activities.........................   (146,982)       (69,071)       (45,728)
                                                                     ----------      ---------      ---------

Financing Activities:
  Repurchase of common stock........................................   (260,000)          -              -
  Issuance of long-term debt........................................    287,485           -              -
  Issuance of rate reduction bonds..................................    525,000           -              -
  Retirement of rate reduction bonds................................    (17,619)          -              -
  Net increase in short-term debt...................................     83,500           -              -
  Reacquisitions and retirements of long-term debt..................   (287,485)      (109,200)
  Reacquisitions and retirements of preferred stock.................    (24,268)       (25,732)       (25,000)
  Buydown of capital lease obligation...............................   (497,508)           -             -
  Cash dividends on preferred stock.................................     (1,286)        (3,962)        (6,625)
  Cash dividends on common stock....................................    (27,000)       (50,000)          -
                                                                     ----------      ---------      ---------
Net cash flows used in financing activities.........................   (219,181)      (188,894)       (31,625)
                                                                     ----------      ---------      ---------
Net (decrease)/increase in cash ....................................   (115,003)       (67,041)       121,807
Cash - beginning of year............................................    116,482        183,523         61,716
                                                                     ----------      ---------      ---------
Cash - end of year.................................................. $    1,479      $ 116,482      $ 183,523
                                                                     ==========      =========      =========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized.............................  $   47,369      $   38,819     $  39,895
                                                                     ==========      ==========     =========

  Income taxes...................................................... $  168,021      $   22,575     $  38,942
                                                                     ==========      ==========     =========
Decrease in obligations:
  Seabrook Power Contracts.......................................... $ (517,998)     $  (96,208)    $(115,065)
                                                                     ==========      ==========     =========

The accompanying notes are an integral part of these financial statements.




-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.  About Public Service Company of New Hampshire
        Public Service Company of New Hampshire (PSNH or the company) along with The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), Holyoke Water Power Company (HWP), and Yankee Energy System, Inc. (Yankee) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system furnishes franchised retail electric service in New Hampshire, Connecticut, and western Massachusetts through PSNH, CL&P and WMECO. NAEC sells all of its entitlement to the capacity and output of Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contacts). HWP also is engaged in the production of electric power. Yankee, the parent company of Yankee Gas Services Company (Yankee Gas), is Connecticut's largest natural gas distribution system.

        NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including PSNH, is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. PSNH is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC).

        Several wholly owned subsidiaries of NU provide support services for the NU system companies, including PSNH, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies, including PSNH. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. In addition, PSNH has established two special purpose subsidiaries whose operations are solely related to the issuance of rate reduction bonds.

    B.  Presentation
        The consolidated financial statements of PSNH include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

        All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies and the NHPUC.

    C.  New Accounting Standards
        Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for PSNH's 2003 calendar year. Upon adoption of SFAS No. 143, there may be an impact on PSNH's consolidated financial statements which management has not estimated at this time.

        Long-Lived Assets: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement modifies financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for PSNH's 2002 calendar year. Currently, management does not expect the adoption of SFAS No. 144 to have a material impact on PSNH's consolidated financial statements.

    D.  Investments and Jointly Owned Electric Utility Plant
        Regional Nuclear Generating Companies: PSNH owns common stock in four regional nuclear companies (Yankee Companies). PSNH's ownership interests in the Yankee Companies at December 31, 2001 and 2000, which are accounted for on the equity method due to PSNH's ability to exercise significant influence over their operating and financial policies are 5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company (YAEC), 5 percent of Maine Yankee Atomic Power Company (MYAPC), and 4 percent of Vermont Yankee Nuclear Power Corporation (VYNPC). PSNH's total equity investment in the Yankee Companies at December 31, 2001 and 2000 is $8.5 million and $10 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC was the only unit still in operation at December 31, 2001.

        Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4, a 632 megawatt oil-fired generating unit. At
        December 31, 2001 and 2000, plant-in-service included $6.1 million and the accumulated provision for depreciation included $4.5 million and $4.3 million, respectively, related to Wyman Unit 4.

    E.  Depreciation
        The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3 percent in 2001, 3.2 percent in 2000 and 3.7 percent in 1999.

    F.  Revenues
        Revenues are based on authorized rates applied to each customer's use of energy. In general, rates can be changed only through a formal proceeding before the NHPUC. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements.

        At the end of each accounting period, PSNH accrues a revenue estimate for the amount of energy delivered but unbilled.

    G.  Regulatory Accounting and Assets
        The accounting policies of PSNH conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

        PSNH's transmission and distribution business continues to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 continues to be appropriate. Management also believes it is probable that PSNH will recover its investments in long-lived assets, including regulatory assets. PSNH has three categories of stranded costs. Part 1 costs are securitized regulatory assets that are recovered over the life of the rate reduction bonds. Part 2 costs are ongoing costs consisting of nuclear decommissioning and independent power producer costs that are recovered as incurred, over the time period PSNH is responsible for those costs. Part 3 costs are nonsecuritized regulatory assets which must be recovered by a recovery end date to be determined in accordance with the "Agreement to Settle PSNH Restructuring" (Settlement Agreement) or which will be written off as stipulated by that Settlement Agreement. Based on current projections, PSNH expects to fully recover all of its Part 3 costs by the recovery end date.

        In addition, all material regulatory assets are earning a return. The components of PSNH's regulatory assets are as follows:

        -----------------------------------------------------------------------
        At December 31,                                    2001        2000
        -----------------------------------------------------------------------
                                                         (Millions of Dollars)

        Recoverable nuclear costs..................     $   29.0      $484.7
        Securitized regulatory assets..............        498.2          -
        Income taxes, net..........................         99.4        68.1
        Unrecovered contractual obligations........         38.8        41.5
        Recoverable energy costs, net..............        251.6       230.3
        Other......................................        129.8       100.2
        -----------------------------------------------------------------------
        Totals.....................................     $1,046.8      $924.8
        -----------------------------------------------------------------------

        In March 2001, PSNH recorded a regulatory asset in the amount of $46.5 million in conjunction with the sale of the Millstone units. A portion of the Millstone regulatory asset has been securitized and the remaining unamortized balance of $29 million as of December 31, 2001, is included in recoverable nuclear costs.

        In 2000, PSNH discontinued the application of SFAS No. 71 for its generation business, and created a regulatory asset for Seabrook over market generation, which was classified as recoverable nuclear costs. The unamortized balance of the regulatory asset created was $484.7 million as of December 31, 2000. In April 2001, PSNH issued rate reduction bonds in the amount of $525 million. PSNH used the majority of this amount to buydown its power contracts with NAEC.
        The Seabrook over market generation was securitized at that time and was reclassified as a securitized regulatory asset as of December 31, 2001.

        PSNH, under the terms of contracts with the Yankee Companies, is responsible for its proportionate share of the remaining costs of the units, including decommissioning. These amounts are recorded as unrecovered contractual obligations. A portion of these obligations was securitized in 2001 and is included in securitized regulatory assets.

        PSNH, under the Energy Policy Act of 1992 (Energy Act), is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. PSNH is currently recovering these costs through rates. As of December 31, 2001 and 2000, the PSNH's total D&D Assessment deferrals were $0.2 million, and have been recorded as recoverable energy costs, net.

        In conjunction with the implementation of restructuring under the Settlement Agreement on May 1, 2001, the fuel and purchased-power adjustment clause (FPPAC) was discontinued. At December 31, 2001 and 2000, PSNH had $251.4 million and $230.1 million, respectively, of recoverable energy costs deferred under the FPPAC, including previous deferrals of purchases from independent power producers. Under the Settlement Agreement, the FPPAC deferrals are recovered as a Part 3 regulatory asset through a transition charge, subject to a prudence determination by the NHPUC.

    H.  Income Taxes
        The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the applicable regulatory commissions. The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation including the impacts of the buydown of the Seabrook Power Contracts and the sale of the Millstone units, is as follows:

        -----------------------------------------------------------------------
        At December 31,                                 2001           2000
        -----------------------------------------------------------------------
                                                       (Millions of Dollars)
        Accelerated depreciation and other
          plant-related differences...............     $ 85.8        $ 93.8
        Regulatory assets:
          Securitized contract termination
            costs and other.......................      177.9            -
          Income tax gross-up.....................       37.8          25.1
        Other.....................................      121.6          61.0
        -----------------------------------------------------------------------
        Totals....................................     $423.1        $179.9
        -----------------------------------------------------------------------

    I.  Other Income, Net
        The components of PSNH's other income, net items are as follows:

        -----------------------------------------------------------------------
                                              For the Years Ended December 31,
        -----------------------------------------------------------------------
                                             2001           2000          1999
        -----------------------------------------------------------------------
                                                   (Millions of Dollars)
        Gain related to Millstone sale..... $25.9         $  -           $ -
        Other, net.........................  10.7          14.4           5.8
        -----------------------------------------------------------------------
        Totals............................. $36.6         $14.4          $5.8
        -----------------------------------------------------------------------

2.  SEABROOK POWER CONTRACTS
    PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook for the term of Seabrook's operating license. Under these power contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless of whether Seabrook is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs, and a return on its allowed investment.

    With the implementation of the Settlement Agreement, PSNH and NAEC restructured the power contracts and bought down the value of the Seabrook plant asset, as defined within the Settlement Agreement, to $100 million. The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. NAEC expects to sell its investment in Seabrook around the end of 2002 through a public auction. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between PSNH and NAEC will be terminated.

    PSNH has included its right to buy power from NAEC on its balance sheet as part of utility plant with a corresponding obligation. Under the current Seabrook Power Contracts which will be terminated following the sale of Seabrook, if Seabrook is shut down prior to the expiration of its operating license, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook has operated. These termination costs will reimburse NAEC for its share of Seabrook shut-down and decommissioning costs, and will pay NAEC a return of and on any undepreciated balance of its initial investment over the remaining term of the power contracts, and the return of and on any capital additions to the plant made after the acquisition date over a period of five years after shut down (net of any tax benefits to NAEC attributable to the cancellation).

    Contract payments, excluding the buydown of the Seabrook plant asset in 2001, charged to operating expenses in 2001, 2000 and 1999 were $158.6 million, $268 million and $280 million, respectively. Interest included in the contract payments in 2001, 2000 and 1999 was $21.8 million, $44 million and $49 million, respectively.

3.  SHORT-TERM DEBT
    Limits: The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. PSNH is authorized by the NHPUC to incur short-term borrowings up to a maximum of $100 million.

    Credit Agreement: On November 16, 2001, PSNH, CL&P, WMECO, and Yankee Gas entered into a 364-day unsecured revolving credit facility for $350 million. PSNH may draw up to $100 million under the facility, subject to the maximum facility limit of $350 million. Unless extended, the credit facility will expire on November 15, 2002. At December 31, 2001 and 2000, there were $60.5 million and no borrowings, respectively, in borrowings under these facilities.

    Under the aforementioned credit agreement, PSNH may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on PSNH's notes payable to banks outstanding on December 31, 2001 was 2.9 percent.

    This credit agreement provides that PSNH must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, consolidated debt ratios and interest coverage ratios. PSNH currently is and expects to remain in compliance with these covenants.

    Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2001 and 2000, PSNH had $23 million in borrowings from and no borrowings from/lendings to the Pool, respectively. The interest rate on borrowings from the Pool at December 31, 2001 was 1.5 percent.

4.  LEASES
    PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options.

    Capital lease rental payments charged to operating expense were $0.7 million in 2001, $1 million in 2000, and $1.5 million in 1999. Interest included in capital lease rental payments was $0.3 million in 2001 and 2000, and $0.4 million in 1999. Operating lease rental payments charged to expense were $3.9 million in 2001, $3.5 million in 2000, and $3.1 million in 1999.

    Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 2001, are as follows:

    ---------------------------------------------------------------------------
    Year                                 Capital Leases      Operating Leases
    ---------------------------------------------------------------------------
                                                (Millions of Dollars)
    2002.............................         $0.4                $ 5.9
    2003.............................          0.4                  4.3
    2004.............................          0.4                  3.8
    2005.............................          0.4                  3.2
    2006.............................          0.3                  2.8
    After 2006.......................          0.4                  4.6
    ---------------------------------------------------------------------------
    Future minimum lease payments....          2.3                $24.6
    Less amount
      representing interest..........          0.9
    ---------------------------------------------------------------------------
    Present value of future
      minimum lease payments.........         $1.4
    ---------------------------------------------------------------------------

5.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock subject to mandatory redemption are as follows:

    ---------------------------------------------------------------------------
                                    Shares                   December 31,
                                 Outstanding             --------------------
    Description                December 31, 2001         2001            2000
    ---------------------------------------------------------------------------
                                                         (Millions of Dollars)

    10.60% Series A of 1991            -                 $ -            $24.3

    Less preferred stock
      to be redeemed
      within one year                  -                   -             24.3
    ---------------------------------------------------------------------------
    Totals                             -                 $ -            $  -
    ---------------------------------------------------------------------------

6.  LONG-TERM DEBT
    Details of long-term debt outstanding are as follows:

    ---------------------------------------------------------------------------
    At December 31,                                      2001           2000
    ---------------------------------------------------------------------------
                                                        (Millions of Dollars)
    Pollution Control Revenue Bonds:
    7.65% Tax-Exempt Series A, due 2021..............   $  -          $ 66.0
    7.50% Tax-Exempt Series B, due 2021..............      -           109.0
    7.65% Tax-Exempt Series C, due 2021..............      -           112.5
    6.00% Tax-Exempt Series D, due 2021..............    75.0           75.0
    6.00% Tax-Exempt Series E, due 2021..............    44.8           44.8
    Adjustable Rate, Series A, due 2021..............    89.3             -
    Adjustable Rate, Series B, due 2021..............    89.3             -
    5.45% Tax-Exempt Series C, due 2021..............   108.9             -
    ---------------------------------------------------------------------------
    Long-term debt...................................  $407.3         $407.3
    ---------------------------------------------------------------------------

    There are no cash sinking fund requirements or debt maturities for the years 2002 through 2006. There are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

    Essentially, all utility plant of PSNH is subject to the liens of the company's first mortgage bond indenture.

    PSNH entered into financing arrangements with the Business Finance Authority (BFA) of the state of New Hampshire. Pursuant to which the BFA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. PSNH's obligation to repay each series of PCRBs is secured by bond insurance and the first mortgage bonds. Each such series of first mortgage bonds contains similar terms and provisions as the applicable series of PCRBs. For financial reporting purposes, these first mortgage bonds would not be considered outstanding unless PSNH failed to meet its obligations under the PCRBs.

    The average effective interest rates on the variable-rate pollution control notes was 1.6 percent in 2001 and ranged from 5.9 percent to 6.8 percent in 2000.

7.  INCOME TAX EXPENSE
    The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,               2001      2000       1999
    ---------------------------------------------------------------------------
                                                     (Millions of Dollars)
    Current income taxes:
      Federal..............................      $(143.5)   $41.8      $41.4
      State................................        (13.4)     4.0        5.0
                                                 -------    -----      -----
        Total current......................       (156.9)    45.8       46.4
                                                 -------    -----      -----
    Deferred income taxes, net:
      Federal..............................        197.3      6.7        4.6
      State................................         13.5      0.8       (2.2)
                                                 -------    -----      -----
        Total deferred.....................        210.8      7.5        2.4
                                                 -------    -----      -----
    Investment tax credits, net............        (15.3)    (8.0)      (7.7)
    ---------------------------------------------------------------------------
    Total income tax expense...............      $  38.6    $45.3      $41.1
    ---------------------------------------------------------------------------

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,               2001      2000       1999
    ---------------------------------------------------------------------------
                                                     (Millions of Dollars)

    Depreciation............................      $  1.9    $(1.0)    $ (6.5)
    Regulatory deferral.....................        13.3      6.9      (12.6)
    State net operating loss carryforward...          -        -        29.5
    Regulatory disallowance.................         2.3       -        (2.3)
    Contractual settlements.................         6.7       -        (6.7)
    Securitized contract costs and other....       177.9       -          -
    Other...................................         8.7      1.6        1.0
    ---------------------------------------------------------------------------
    Deferred income taxes, net..............      $210.8    $ 7.5     $  2.4
    ---------------------------------------------------------------------------

    A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,               2001      2000       1999
    ---------------------------------------------------------------------------
                                                     (Millions of Dollars)

    Expected federal income tax.............       $42.1    $39.4      $43.7
    Tax effect of differences:
      Depreciation..........................         0.7      0.3        0.9
      Amortization of regulatory assets.....         6.3      9.9        9.9
      Investment tax credit amortization....       (15.3)    (8.0)      (7.7)
      State income taxes, net of
        federal benefit.....................         0.1      2.9        1.6
      Adjustment to tax asset
        valuation allowance.................          -        -        (7.4)
      Seabrook intercompany gains
        and losses..........................          -       5.0        0.8
      Allocation of parent company loss.....          -      (4.2)        -
      Other, net............................         4.7       -        (0.7)
    ---------------------------------------------------------------------------
    Total income tax expense................       $38.6    $45.3      $41.1
    ---------------------------------------------------------------------------

8.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
    The NU system companies, including PSNH, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. PSNH's portion of the NU system's pension credit, part of which was credited to utility plant, was $4.7 million in 2001, $4.3 million in 2000 and $0.5 million in 1999.

    Currently, PSNH's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

    The NU system companies, including PSNH, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from PSNH who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. PSNH annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

    -------------------------------------------------------------------------------
                                                    At December 31,
    -------------------------------------------------------------------------------
                                                                Postretirement
                                       Pension Benefits             Benefits
    -------------------------------------------------------------------------------
    (Millions of Dollars)               2001       2000         2001        2000
    -------------------------------------------------------------------------------
    Change in benefit obligation
    Benefit obligation
      at beginning of year...........  $(211.1)  $ (201.5)    $(52.9)     $(51.2)
    Service cost.....................     (5.0)      (4.8)      (1.1)       (0.9)
    Interest cost....................    (15.8)     (15.0)      (4.3)       (3.9)
    Transfers........................      0.1        0.1         -           -
    Actuarial loss...................     (9.5)      (1.0)     (12.4)       (1.1)
    Benefits paid....................     15.1       11.1        5.3         4.2
    Settlements and other............     (1.7)        -        (0.1)         -
    -------------------------------------------------------------------------------
    Benefit obligation
      at end of year.................  $(227.9)   $(211.1)    $(65.5)     $(52.9)
    -------------------------------------------------------------------------------
    Change in plan assets
    Fair value of plan assets
      at beginning of year...........  $ 221.8    $ 233.8     $ 32.4      $ 30.6
    Actual return on plan assets.....    (10.0)      (0.8)      (2.9)        1.5
    Employer contribution............       -          -         4.3         4.5
    Benefits paid....................    (15.1)     (11.1)      (5.3)       (4.2)
    Transfers........................     (0.1)      (0.1)        -           -
    -------------------------------------------------------------------------------
    Fair value of plan assets
      at end of year.................  $ 196.6    $ 221.8     $ 28.5      $ 32.4
    -------------------------------------------------------------------------------
    Funded status at December 31.....  $ (31.3)   $  10.7     $(37.0)     $(20.5)
    Unrecognized transition
      obligation.....................      2.7        3.0       32.2        35.3
    Unrecognized prior service cost..     14.1       15.5         -           -
    Unrecognized net (gain)/loss.....    (22.8)     (70.4)       4.6       (14.8)
    -------------------------------------------------------------------------------
    Accrued benefit cost.............  $ (37.3)   $ (41.2)    $ (0.2)     $  -
    -------------------------------------------------------------------------------

    The following actuarial assumptions were used in calculating the plans' year end funded status:

    --------------------------------------------------------------------------
                                                 At December 31,
    --------------------------------------------------------------------------
                                                            Postretirement
                                      Pension Benefits         Benefits
    --------------------------------------------------------------------------
                                        2001     2000         2001     2000
    --------------------------------------------------------------------------
     Discount rate..................     7.25%   7.50%         7.25%    7.50%
     Compensation/progression rate..     4.25    4.50           4.25    4.50
     Health care cost
       trend rate (a)...............     N/A     N/A           11.00    5.26
     --------------------------------------------------------------------------

    (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

    The components of net periodic benefit (credit)/cost are:

    ----------------------------------------------------------------------------------------
                                         For the Years Ended December 31,
    ----------------------------------------------------------------------------------------
                                           Pension Benefits         Postretirement Benefits
    ----------------------------------------------------------------------------------------
    (Millions of Dollars)              2001     2000      1999      2001     2000     1999
    ----------------------------------------------------------------------------------------
    Service cost................      $ 5.0   $  4.8    $  4.9     $ 1.1    $ 0.9    $ 1.0
    Interest cost...............       15.8     15.0      14.3       4.3      3.9      3.6
    Expected return
      on plan assets............      (20.9)   (19.7)    (17.7)     (2.9)    (2.6)    (2.1)
    Amortization of
      unrecognized net
      transition
      obligation................        0.3      0.3       0.3       2.9      2.9      2.9
    Amortization of
      prior service cost........        1.3      1.3       1.3        -        -        -
    Amortization of
      actuarial gain............       (5.4)    (6.0)     (3.6)       -        -        -
    Other amortization, net.....         -        -         -       (1.1)    (0.6)    (0.5)
    Settlements and other.......       (0.8)      -         -         -        -        -
    ----------------------------------------------------------------------------------------
    Net periodic benefit
      (credit)/cost.............      $(4.7)  $ (4.3)   $ (0.5)    $ 4.3    $ 4.5    $ 4.9
    ----------------------------------------------------------------------------------------

    For calculating pension and postretirement benefit costs, the following assumptions were used:

    --------------------------------------------------------------------------
                                         For the Years Ended December 31,
    --------------------------------------------------------------------------
                                                              Postretirement
                                      Pension Benefits            Benefits
                                 2001    2000    1999    2001    2000    1999
    --------------------------------------------------------------------------
    Discount rate.............   7.50%   7.75%   7.00%   7.50%   7.75%   7.00%
    Expected long-term
      rate of return..........   9.50    9.50    9.50    N/A     N/A     N/A
    Compensation/
      progression rate........   4.50    4.75    4.25    4.50    4.75    4.25
    Long-term rate
      of return -
        Health assets,
          net of tax..........   N/A     N/A     N/A     7.50    7.50    7.50
        Life assets...........   N/A     N/A     N/A     9.50    9.50    9.50
    --------------------------------------------------------------------------

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

    --------------------------------------------------------------------------
                                           One Percentage    One Percentage
    (Millions of Dollars)                  Point Increase    Point Decrease
    --------------------------------------------------------------------------
    Effect on total service and
      interest cost components.........         $0.2             $(0.2)
    Effect on postretirement
      benefit obligation...............         $3.0             $(2.7)
    --------------------------------------------------------------------------

    The trust holding the health plan assets is subject to federal income taxes.

9.  NUCLEAR GENERATION ASSETS DIVESTITURE
    On March 31, 2001, PSNH, CL&P and WMECO sold their ownership interests in Millstone 3 to a subsidiary of Dominion Resources, Inc., Dominion Nuclear Connecticut, Inc. (DNCI). This sale included all of the respective joint ownership interests of PSNH, CL&P and WMECO in Millstone 3. PSNH received approximately $25 million of cash proceeds from the sale and applied the proceeds to taxes and reductions of debt and equity. As part of the sale, DNCI assumed responsibility for decommissioning the three Millstone units.

10. COMMITMENTS AND CONTINGENCIES

    A.  Restructuring
        In July 2001, the NHPUC opened a docket to review the FPPAC cost accruals between August 2, 1999, and April 30, 2001. Hearings at the NHPUC are expected to be held during the spring of 2002. Under the Settlement Agreement, the FPPAC deferrals are recovered as a Part 3 regulatory asset through a stranded cost recovery charge. At December 31, 2001 and 2000, PSNH had $183.3 million and $145.9 million, respectively, of recoverable deferred energy costs deferred under the FPPAC, excluding previous deferrals of purchases from independent power producers. Management does not expect the outcome of these hearings to have a material impact on its earnings.

    B.  Environmental Matters
        The NU system, including PSNH, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. As such, the NU system, including PSNH, has active environmental auditing and training programs and believes it is substantially in compliance with the current laws and regulations.

        However, the normal course of operations may necessarily involve activities and substances that expose PSNH to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on PSNH's consolidated financial statements.

        Based upon currently available information for the estimated remediation costs as of December 31, 2001 and 2000, the liability recorded by PSNH for its estimated environmental remediation costs amounted to $11.4 million and $9.7 million, respectively.

    C.  Spent Nuclear Fuel Disposal Costs
        Under the Nuclear Waste Policy Act of 1982, PSNH must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. PSNH remains responsible for fees to be paid for fuel burned until the divestiture of the Millstone and Seabrook nuclear units.

    D.  Nuclear Insurance Contingencies
        Insurance policies covering PSNH's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

        PSNH is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $0.2 million, $1.3 million and $0.5 million, respectively. In addition, insurance has been purchased in the aggregate amount of $200 million on an industry basis by the NU system for coverage of worker claims.

        Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including PSNH, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system, including PSNH would be subject to an additional 5 percent or $4.2 million liability, in proportion to its ownership interests in each of its nuclear units. Under the terms of the Seabrook Power Contracts, PSNH could be obligated to pay for any assessment charged to NAEC as a cost of service. Based upon NAEC's ownership interest in Seabrook, PSNH's maximum liability, including any additional assessments, would be $31.3 million per incident, of which payments would be limited to $3.6 million per year. In addition, through purchased-power contracts with VYNPC, PSNH would be responsible for up to an additional assessment of $3.5 million per incident, of which payments would be limited to $0.3 million per year.

        PSNH expects to terminate its nuclear insurance upon the divestiture of its remaining nuclear units.

    E.  Long-Term Contractual Arrangements
        Yankee Companies: Under the terms of its agreement, PSNH paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses. PSNH's cost of purchases under contracts with VYNPC amounted to $6.5 million in 2001, $6.4 million in 2000 and $7.5 million in 1999. VYNPC is in the process of selling its nuclear unit. Upon completion of the sale, it is expected that these long-term contracts will be replaced with different contracts with the new buyer.

        Energy Procurement Contracts: PSNH has entered into various arrangements for the purchase of capacity and energy. PSNH's total cost of purchases under these arrangements amounted to $144.4 million in 2001, $144.9 million in 2000 and $139.8 million in 1999.

        Hydro-Quebec: Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

        Estimated Annual Costs: The estimated annual costs of PSNH's significant long-term contractual arrangements, absent the effects of any contract terminations, buydowns or buyouts, or sales of generation assets are as follows:

        ---------------------------------------------------------------------
                             2002    2003    2004     2005    2006    Totals
        ---------------------------------------------------------------------
                                          (Millions of Dollars)

        VYNPC...........   $  7.7   $  7.3  $  8.4   $  8.5  $  7.7    $ 39.6
        Energy
          Procurement
          Contracts.....    135.5    139.3   142.8    144.3   140.4     702.3
        Hydro-Quebec....      8.4      8.1     7.8      7.5     6.7      38.5
        ---------------------------------------------------------------------
        Totals..........   $151.6   $154.7  $159.0   $160.3  $154.8    $780.4
        ---------------------------------------------------------------------

11. NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
    Seabrook: PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook. PSNH records its Seabrook decommissioning costs as a component of purchased-power expense. These costs are recovered through a stranded cost recovery charge. The Seabrook decommissioning costs will continue to be increased annually by its respective escalation rates until the unit is sold.
    Under New Hampshire law, Seabrook's decommissioning funding requirements are set by the New Hampshire Nuclear Decommissioning Financing Committee
    (NDFC). During November 2001, the NDFC issued an order that decreased the decommissioning funding requirements from previously approved levels as a result of revisions in the decommissioning standard required by state statutes and an increase in the NDFC's estimate of the energy producing life of Seabrook to 2026. As a result, nuclear decommissioning costs are being accrued over the expected service life of the unit.

    PSNH's estimated cost of decommissioning NAEC's ownership share of Seabrook, in year end 2001 dollars, is $199.9 million. PSNH payments for NAEC's ownership share of the cost of decommissioning Seabrook are paid by NAEC to an independent decommissioning financing fund managed by the state of New Hampshire.

    As of December 31, 2001 and 2000, NAEC has paid approximately $46.6 million and $39.6 million, respectively, (including payments made prior to the acquisition date by PSNH) into Seabrook's decommissioning fund. Earnings on the decommissioning trust increase the decommissioning trust balance and the accumulated provision for depreciation. Unrealized gains and losses associated with the decommissioning trust also impact the balance of the trust and the accumulated provision for depreciation. The fair values of the amounts in the Seabrook external decommissioning trust were $55.5 million and $50.8 million at December 31, 2001 and 2000, respectively. Upon divestiture, the balance in the Seabrook decommissioning trust will be transferred to the buyer.

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. PSNH's ownership share of estimated costs, in year end 2001 dollars, of decommissioning this unit is $18.9 million. In August 2001, VYNPC agreed to sell its nuclear generating unit for $180 million, including $35 million for nuclear fuel, to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service and provide the current level of output from the unit through 2012. The sale is subject to the approval of the Vermont Public Service Board, the Nuclear Regulatory Commission, the FERC, and other regulatory authorities. The closing on the sale is expected to be in the first half of 2002.

    As of December 31, 2001 and 2000, PSNH's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $37.7 million and $41.5 million, respectively.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Nuclear Decommissioning Trusts: PSNH's portion of the investments held in the NU system companies' nuclear decommissioning trusts were transferred to DNCI in 2001 in conjunction with the sale of the Millstone units.
    These investments were marked-to-market by a positive $2.3 million as of December 31, 2000, with corresponding offsets to the accumulated provision for depreciation.

    Preferred Stock and Long-Term Debt: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:

    --------------------------------------------------------------------------
                                                    At December 31, 2001
    --------------------------------------------------------------------------
                                                  Carrying         Fair
    (Millions of Dollars)                          Amount          Value
    --------------------------------------------------------------------------
    Long-term debt -
      Other long-term debt.....................    $407.3         $410.0
    Rate reduction bonds.......................     507.4          519.4
    --------------------------------------------------------------------------

    --------------------------------------------------------------------------
                                                    At December 31, 2000
    --------------------------------------------------------------------------
                                                  Carrying         Fair
    (Millions of Dollars)                          Amount          Value
    --------------------------------------------------------------------------
    Preferred stock subject to
      mandatory redemption.....................    $ 24.3         $ 25.5
    Long-term debt -
      Other long-term debt.....................     407.3          401.9
    --------------------------------------------------------------------------

13. OTHER COMPREHENSIVE INCOME
    The accumulated balance for each other comprehensive income item is as follows:

    --------------------------------------------------------------------------
                                                    Current
                                    December 31,     Period     December 31,
    (Millions of Dollars)               2000         Change         2001
    --------------------------------------------------------------------------
    Unrealized gains
      on securities................     $1.4         $(0.8)         $0.6
    Minimum pension
      liability adjustments........     (0.2)           -           (0.2)
    --------------------------------------------------------------------------
    Accumulated other
      comprehensive income/(loss)..     $1.2         $(0.8)         $0.4
    --------------------------------------------------------------------------


    --------------------------------------------------------------------------
                                                    Current
                                    December 31,     Period     December 31,
    (Millions of Dollars)               1999         Change         2000
    --------------------------------------------------------------------------
    Unrealized gains
      on securities...............      $1.3          $0.1          $1.4
    Minimum pension
      liability adjustments.......      (0.2)           -           (0.2)
    --------------------------------------------------------------------------
    Accumulated other
      comprehensive income........      $1.1          $0.1          $1.2
    --------------------------------------------------------------------------

    The changes in the components of other comprehensive income are reported net of the following income tax effects:

    --------------------------------------------------------------------------
    (Millions of Dollars)               2001          2000          1999
    --------------------------------------------------------------------------
    Unrealized gains
      on securities...............      $0.4          $  -          $ -
    Minimum pension
      liability adjustments.......        -              -            -
    --------------------------------------------------------------------------
    Other comprehensive
      income/(loss)...............      $0.4          $  -          $ -
    --------------------------------------------------------------------------

14. SEGMENT INFORMATION
    The NU system is organized between regulated utilities (electric and gas since March 1, 2000) and competitive energy subsidiaries. PSNH is included in the regulated utilities segment of the NU system and has no other reportable segments.



Public Service Company of New Hampshire and Subsidiaries

------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA       2001          2000        1999         1998         1997
------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

Operating Revenues....................  $1,171,686   $1,291,332   $1,160,589   $1,087,247   $1,108,459

Net Income/(Loss).....................      81,776     (146,666)      84,209       91,686       92,172

Cash Dividends on Common Stock........      27,000       50,000         -            -          85,000

Total Assets..........................   2,094,514    2,082,296    2,622,433    2,681,595    2,837,159

Rate Reduction Bonds..................     507,381         -            -            -            -

Long-Term Debt (a)....................     407,285      407,285      516,485      516,485      686,485

Preferred Stock Subject to
  Mandatory Redemption (a)............        -          24,268       50,000       75,000      100,000

Obligations Under Seabrook Power
  Contracts and Other Capital
  Leases (a)..........................     110,275      629,230      726,153      842,223      921,813


---------------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (Unaudited)
---------------------------------------------------------------------------------------
                                             Quarter Ended
---------------------------------------------------------------------------------------
2001                  March 31        June 30        September 30        December 31
---------------------------------------------------------------------------------------
                                         (Thousands of Dollars)
Operating Revenues    $340,835        $286,799         $299,711           $ 244,341
                      ========        ========         ========           =========

Operating Income      $ 23,222        $ 31,008         $ 45,564           $  34,854
                      ========        ========         ========           =========

Net Income            $ 28,362        $ 15,517         $ 21,630           $  16,267
                      ========        ========         ========           =========
---------------------------------------------------------------------------------------
2000
---------------------------------------------------------------------------------------

Operating Revenues    $328,707        $326,471         $337,878           $ 298,276
                      ========        ========         ========           =========

Operating Income      $ 38,577        $ 37,407         $ 33,724           $  26,296
                      ========        ========         ========           =========

Net Income/(Loss)     $ 17,431        $ 14,252         $ 28,733           $(207,082)
                      ========        ========         ========           =========

(a) Includes portions due within one year.



Public Service Company of New Hampshire and Subsidiaries

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------
                                         Average
         Gross Electric                   Annual
         Utility Plant                   Use Per
          December 31,       kWh       Residential    Electric
         (Thousands of      Sales        Customer    Customers      Employees
            Dollars)      (Millions)      (kWh)      (Average)     December 31,
-------------------------------------------------------------------------------
2001      $1,492,916       14,953        6,868        439,750         1,241
2000       1,535,343       17,143        6,644        433,937         1,227
1999       2,283,187       12,832        6,665        427,694         1,258
1998       2,302,254       12,579        6,347        421,602         1,265
1997       2,312,628       13,340        6,528        407,642         1,254